AJ Greentech Holdings, Ltd.

Sept 8, 2014

Via EDGAR Only

United States Securities and Exchange Commission

Mail Stop 4561

Washington, D.C. 20549

Attention: John Cash

Branch Chief

Re: AJ Greentech Holdings, Ltd.

Form 10-K for the year ended December 31, 2013

Filed April 14, 2014

File No. 0-53737

Dear Mr. John Cash:

Please be advised that I am the duly authorized CEO of AJ Greentech Holdings, Ltd., the above-referenced issuer (the “Company”). This letter is in response to the comments of the Branch Chief of the U.S. Securities and Exchange Commission (the “Commission”), dated July 16, 2014, with respect to the above-referenced filings (the “Comment Letter”), and to illustrate the amendments made to the filings on the Form 8K/A and Form 10K/A filed herewith. Our responses follow the text of each comment and are produced consecutively for your convenience and edits are in underline and strikethrough formatting to show changes.

Notes to the Consolidated Financial Statements

Note 1 – Organization and Operation

1. We have read your response to prior comment two of our letter dated June 27, 2014. Please provide the following to us:

•	Explain how you valued the business at the time you determined that it would be spun off:
•	Explain how you accounted for the spinoff. In this regard, we note your response that, “As part of the spinoff transaction, the Company’s net liabilities of the subsidiaries were adjusted to paid in capital.” However, we do not see this adjustment reflected in the December 31, 2013 financial statements.

Response:

In response to your Comment 1, Sub-comment 1 and 2, as disclosed on our prior 8-K that the China clean fuel business would be spun off due to its decreasing revenue and continued losses, while the new blending factory was still under construction and had not been in operation, we used book value method to value the China business that would be spun off.

We entered journal entries to debit due to shareholders and credit long-term investment for the above transaction. We will take off the description of “As part of the spinoff transaction, the Company’s net liabilities of the subsidiaries were adjusted to paid in capital.” under note 10. There was no net liability balance after the above entries and transaction.

Note 8 – Capital Stock and Share Based Payment

2. We have read your response to prior comment three and the Form 8-K filed on December 2, 2013. We have the following comments:

•	Your 8-K filed on December 2, 2013 indicates that you will file pro forma financial information and the audited financial information of the business acquired. Please advise us as to the status of this amendment.

•	Your response indicates that you have provided historical financial information for the business acquired under Rule 3-05 of Regulation S-X. Rule 3-05 financial statements are required for periods preceding the acquisition and hence, should be presented separately from your audited financial statements.

•	Your audited financial statements for the period ended December 31, 2013 should reflect the acquisition of Jin Chih International, Ltd. from the acquisition date and forward. Please refer to ASC Topic 805.

•	In your amended filing, please include an updated audit opinion which covers all of the financial statements for all of the periods presented and is worded in accordance with AU Section 508: Reports on Audited Financial Statements.

•	When you amend your filing, please ensure that you have properly updated your certifications and ensure that they reference the amended From 10-K.

Response:

In response to Comment 2, Sub-comment 1 and 2, we will file 8–K amendment which will include financial information of the business acquired for the periods preceding the acquisition under Rule 3-05 of Regulation S-X. The 8-K amendment will be filed as soon as possible.

In response to Comment 2, Sub-comment 3, 4, 5, we will file 10-K amendment with audited financial statements for the period ended December 31, 2013 to reflect the acquisition of Jin Chih International from the acquisition date and forward under the rule of ASC Topic 805. The 10-K amendment will be filed as soon as possible.

The amended filings will include updated audit opinion which covers all of the financial statements for all of the periods presented and is worded in accordance with AU Section 508.

We will updated the certification and ensure that they reference the amended Form 10-K.

The company hereby acknowledges the following:

☐ the company is responsible for the adequacy and accuracy of the disclosure in the filing;

☐ staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

☐ the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or require any further information, please do not hesitate to contact us.

Sincerely,

AJ Greentech Holdings, Ltd.

By: /s/ Chu Li An

Name: Chu Li An

Title: CEO